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                                                            EXHIBIT 99.(A)(1)(b)

A cornerstone of our company's success has been our ability to retain and motivate our employees. Accordingly, since many of our outstanding options have exercise prices that are significantly higher than the current market price of our common stock, we felt it appropriate to offer an option exchange program. The details of the option exchange program are set forth in the attached documents, which include the Summary of Terms and Offer to Exchange Outstanding Options to Purchase Common Stock.

There will be two company-wide employee meetings held via WebEx during which you will able to ask any questions you may have regarding the attached documents. The first will be held on Wednesday, May 9, at 8:00 a.m. PST. The second will be held on Thursday, May 10 at 11:30 PST. Details about these meetings will be distributed prior to the first meeting.


Ken Hahn